Mail Stop 3561

January 5, 2009

Richard M. Brooks, Jr., Chief Executive Officer
Zumiez, Inc.
6300 Merrill Creek Parkway, Suite B,
Everett, Washington 98203

      Re: **Zumiez, Inc.**
               Form 10-K for fiscal year ended February 2, 2008
               Filed March 25, 2008
               File No. 000-51300

Dear Mr. Brooks:

      We have completed our review of the above filing and have no further comments at this time.

                                      Sincerely,

                                      John Reynolds
                                    Assistant Director

cc: Trevor S. Lang, CFO
       Fax: (425) 551-1555